

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 23, 2007

Mr. Howard Thompson
Chief Executive Officer and Chief Financial Officer
Terrace Ventures Inc.
810 Peace Portal Drive, Suite 202
Blaine, Washington 98230

> **Re:** **Terrace Ventures Inc.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2006**
> **Filed August 14, 2006**
> **File No. 0-50569**

Dear Mr. Thompson:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Conrad V. Nest